Putnam Investments

100 Federal Street

Boston, MA 02110

June 15, 2022

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Timothy Worthington, Esq.

Re:	Comments on Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on May 24, 2022 (the “Preliminary Proxy Statement”), of Putnam Asset Allocation Funds (Investment Company Act File No. 811-07121) (the “Trust”), on behalf of its Putnam Income Strategies Portfolio series (the “Fund”)

Dear Mr. Worthington:

This letter responds to the comments that you provided by videoconference to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and Lisa Henry and Jeremy Wolf of Ropes & Gray LLP, counsel to the Fund, on behalf of the staff of the Commission (the “Commission Staff”) on June 3, 2022 regarding the Preliminary Proxy Statement. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Fund’s response. Any changes contemplated by these responses will be reflected in the definitive version of the Fund’s proxy statement on Schedule 14A expected to be filed with the Commission on or about June 15, 2022 (the “Definitive Proxy Statement”). References to page numbers or specific text in the Commission Staff’s comments and the Fund’s responses are to the corresponding page numbers and text of the Preliminary Proxy Statement, as indicated.

1.	Comment: The Commission Staff requests that, for future filings of preliminary proxy statements on Schedule 14A, the Fund discloses that the preliminary proxy statement is “preliminary.”

Response: The Fund confirms that it will include the requested disclosure in future filings of preliminary proxy statements on Schedule 14A.

2.	Comment: On page 3, the disclosure notes that the management contract between the Trust, on behalf of the Fund, and Putnam Management was executed as of November 22, 2019. Please disclose when the contract was last submitted to a vote to security holders of the Fund and include the purposes of such submission.

Response: The Fund notes that the following disclosure appears under the heading “Current Management Contract” on page 6: “The current management contract for the fund is dated November 22, 2019, and was approved with respect to the fund by the initial shareholder of the fund on December 31, 2019. The current management contract has not been submitted for approval by the shareholders of the fund since December 31, 2019.”

3.	Comment: On page 7, under the heading “What factors did the Independent Trustees consider in evaluating the proposed new management contract?”, please discuss the Gartenberg factors (listed below) that the Trustees considered and please separate the discussion in bullet points.
•	the nature, extent, and quality of the services to be provided by the investment adviser;
•	the investment performance of the fund and the investment adviser;
•	the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates;
•	the extent to which economies of scale would be realized as the fund grows; and
•	whether fee levels reflect these economies of scale for the benefit of fund investors.

Response: The Fund believes that the description under the heading “What factors did the Independent Trustees consider in evaluating the proposed new management contract?”, which cross-references a discussion of the basis for the Trustees’ previous approval of the continuance of the Fund’s current management contract included as Appendix C to the Preliminary Proxy Statement, satisfies the disclosure requirements of Item 22(c)(11) of Schedule 14A. However, the Fund has revised the relevant discussion as follows (new language denoted by underline and deleted language denoted by strike-through):

In approving the new management fee for the fund, the Trustees considered that the fund is currently offered only to other Putnam funds but~~. They also considered~~ that Putnam Management was proposing to register an offering of the fund’s shares under the Securities Act and that, upon the effectiveness of that registration, the fund’s shares will also be offered directly to external investors. They noted that the new management contract was intended to compensate Putnam Management for managing the assets of the fund. They further noted that Putnam Management ~~does~~ receive~~s~~ a management fee from the Putnam funds that invest in the fund and that Putnam Management has contractually agreed to waive fees or reimburse expenses of Putnam funds that invest in the fund through at least December 30, 2023 to offset the management fee it would earn from the fund under the proposed management contract. The Trustees also considered that there would be no change in the nature and quality of the services that Putnam Management would provide to the fund under the proposed management contract and that the proposed fee schedule for the fund represented reasonable compensation for the services being provided and represented an appropriate sharing between fund shareholders and Putnam Management of any economies of scale as may exist in the management of the fund at current asset levels.

4.	Comment: On page 7, under the heading “What factors did the Independent Trustees consider in evaluating the proposed new management contract?”, please confirm that any considerations adverse to the proposal are disclosed as well.

Response: The Fund confirms that any relevant considerations adverse to the proposal are disclosed under the heading “What factors did the Independent Trustees consider in evaluating the proposed new management contract?”, which cross-references a discussion of the basis for the Trustees’ previous approval of the continuance of the Fund’s current management contract included as Appendix C to the Preliminary Proxy Statement.

5.	Comment: On page 8, under the heading “Who is bearing the costs associated with the proposal, including proxy-related costs?”, please disclose the actual proxy-related costs.

Response: The Fund notes that it includes the estimated costs of the solicitation under the heading, “Expenses of the Solicitation” as required by Item 4(a)(3) of Schedule 14A. The Fund also has revised the discussion under the heading “Who is bearing the costs associated with the proposal, including proxy-related costs?” as follows (new language denoted by underline and deleted language denoted by strike-through):

The expenses of the preparation of proxy statements and related materials, including any printing, delivery and solicitation costs, will be borne by Putnam Management. The Trustees and Putnam Management have implemented a contractual expense limitation (the “Contractual Expense Limitation”) with respect to the fund of 20 basis points on so-called “other expenses” (i.e., all expenses exclusive of management fees, distribution fees, investor servicing fees, investment-related expenses, interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses). Putnam Management is treating the proxy solicitation costs as other expenses of the fund to be borne by Putnam Management under the Contractual Expense Limitation.

For managing your fund’s proxy campaign, Broadridge Financial Solutions (“Broadridge”) will receive reimbursement for out-of-pocket expenses, which is estimated to be approximately $100. The Fund does not expect there to be any other printing, delivery, or solicitation costs related to the proposal. Under the Contractual Expense Limitation, Putnam Management will bear the cost associated with reimbursing Broadridge for its services.

6.	Comment: On page 10, under the heading “Solicitation of proxies”, please state that a copy of the notice of shareholder meeting, the proxy statement, and proxy voting ballot are available online and provide a website where those documents are available.

Response: The Fund has added the following disclosure to the end of the “Solicitation of proxies” section:

A copy of the notice of shareholder meeting, the proxy statement, and proxy voting ballot are available at https://www.putnam.com/static/pdf/email/IncomeStrategies-proxy-statement.pdf.

7.	Comment: On page 11, under the heading “Expenses of the Solicitation”, the discussion states that, “For managing your fund’s proxy campaign, Broadridge Financial Solutions (“Broadridge”) will receive reimbursement for out-of-pocket expenses, which is estimated to be approximately $100. Other costs associated with the proxy campaign include the expenses of the preparation, printing and delivery of proxy materials.” Please disclose the amount of the “other costs.”

Response: The Fund does not expect there to be any other costs associated with the solicitation. The Fund has revised the relevant discussion as follows (new language denoted by underline and deleted language denoted by strike-through):

For managing your fund’s proxy campaign, Broadridge ~~Financial Solutions (“Broadridge”)~~ will receive reimbursement for out-of-pocket expenses, which is estimated to be approximately $100. The Fund does not expect there to be any other printing, delivery, or solicitation costs related to the proposal. ~~Other costs associated with the proxy campaign include the expenses of the preparation, printing and delivery of proxy materials. Putnam Management will bear the fund’s costs u~~Under the Contractual Expense Limitation, Putnam Management will bear the cost associated with reimbursing Broadridge for its services.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the Preliminary Proxy Statement or with respect to this comment response letter may be directed to the undersigned by phone at (617) 760-2577 or by email at venice_monagan@putnam.com. Thank you for your assistance.

Sincerely yours,

Venice Monagan

Putnam Investment Management, LLC

cc:  James E. Thomas, Ropes & Gray LLP

James M. Forbes, Ropes & Gray LLP

Lisa M. Henry, Ropes & Gray LLP